

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2007

<u>Via Facsimile ((312) 407-8513) and U.S. Mail</u>

Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

>   **Re: 21st Century Insurance Group**
>   **Schedule 13E-3**
>   **File No. 005-40732**
>   **Filed June 11, 2007**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 11, 2007**
>   **File No. 001-10828**

Dear Mr. Krupp:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

1.   We note in the answer to the last question on page 9 of your proxy statement that upon completion of the merger, the company will be wholly owned by AIG and its subsidiaries. We also note that only AIG and one of its subsidiaries have been included as filing persons. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please tell us what consideration you have given to including any other AIG subsidiaries as filing persons. Also, expand your disclosure in the proxy statement to describe which other AIG subsidiaries will be the owners of the company subsequent to the merger.

Item 5. Past Contacts

2.   Please include the disclosure in this item and Item 10 in an appropriate location in the proxy statement.

Item 13. Financial Information

3.   Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Item 16. Exhibits

4.   We note that you have entered into retention and severance agreements with several of your officers but have only filed those agreements for four of them. Please tell us why you have not filed the agreements for the remaining individuals. Alternatively, file those agreements as exhibits.

Proxy Statement

5.   Please fill in the blanks in the proxy statement.

Cover Letter

6.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company and "stockholders (other than AIG and its subsidiaries)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure to disclose whether each filing person made a determination of both substantive and procedural fairness.

Forward-Looking Statements, page 14

7.   We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

Special Factors

8.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, following the

Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections "Forward-Looking Statements," "The Special Meeting," and "Parties Involved in the Proposed Transaction."

9.   Please disclose, for the company, the information required by Item 1013(b) of Regulation M-A.

Background of the Merger, page 20

10.   Please clarify whether, beginning on August 9, 2006, Skadden, Arps represented the company or the special committee of directors.

11.   Please describe the synergies referenced in the fourth paragraph of page 23.

12.   We note your reference to "certain" company employees in the fifth paragraph of page 23 and various other instances where you refer to "certain" matters or persons. Please revise to briefly describe those matters or persons.

13.   Please tell us whether the materials prepared by Lehman Brothers on or around December 1, 2006 constitute a report that requires disclosure under Item 1015 of Regulation M-A. If so, please provide that disclosure and file the report as an exhibit to Schedule 13E-3.

14.   With respect to the events of February 6, 2007, please clarify whose "valuation views" were discussed. Refer to Item 1015 of Regulation M-A.

15.   Please clarify the basis upon the special committee determined that Mr. DeNault's status as a beneficiary of a trust holding a significant amount of your common stock did not constitute a material conflict of interest.

16.   Please disclose why Mr. DeNault "was uncertain whether he could support a $22 per share offer" on April 10, 2007. Also, describe what effect, if any, Mr. DeNault's concerns had on the special committee's consideration of the offer.

Recommendations of the Special Committee and the Board of Directors, page 31

17.   We note that the board of directors adopted the special committee's conclusions and that the special committee considered the opinion and presentation by Lehman Brothers. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

18.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than AIG and its subsidiaries, rather than all security holders unaffiliated with the company.

19.   Please revise the fourth full bullet point on page 32 to explain how the special committee considered the company's historical results of operations, financial condition, assets, liabilities, business strategy, prospects, and the nature of the company's industry. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee's analysis? Please also apply this comment to the disclosure relating to AIG's fairness determination.

20.   Refer to the disclosure relating to procedural fairness on page 34. Clarify how the special committee or the board made a determination of procedural fairness in light of (i) the going private transaction does not require the approval of unaffiliated security holders, (ii) no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained, even though AIG holds approximately 61% of your common stock, effectively controls the company and it had already indicated its intention not to sell any portion of those shares.

Position of AIG and Merger Sub, page 36

21.   Please tell us, with a view toward revised disclosure, how the factor disclosed in the eleventh bullet point on page 37 is indicative of substantive fairness. Refer to our previous comment describing AIG's control over the company. In this respect, please address also the fairness to unaffiliated security holders given the lack of a "majority of minority" voting requirement and that unaffiliated security holders' sole option if they disagree with the transaction is the pursuit of the appraisal rights process, which may be expensive, uncertain and long.

The Company's Position as to the Fairness of the Merger, page 38

22.   We note that this section appears to duplicate disclosure in the section entitled "Recommendation of the Special Committee and the Board of Directors…" on page 31. Please revise to delete duplicative disclosure and consider consolidating the remaining disclosure in one section.

Financial Projections, page 39

23.   Please disclose the full projections provided to Lehman Brothers instead of "excerpts" or a summary, as disclosed in this section. Also, disclose the projections as delivered by the company and as later adjusted to reflect "a more efficient usage of excess capital," as described on page 41.

Opinion of the Financial Advisor to the Special Committee, page 40

24.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) each measure used for each company in the Comparable Company Analysis, including the company, (ii) the values from each transaction that resulted in the multiple disclosed on page 44 with respect to the Comparable Transaction Analysis and the company data to which you applied the multiple to arrive at the implied per share equity values, (iii) the transaction data for each acquisition used in the Minority Squeeze-Out Premiums Paid Analysis, and (iv) the company's projected results that were used in conducting the Discounted Cash Flow Analysis (or a cross-reference to a location in the proxy statement where those results appear) and how Lehman Brothers derived the three implied per share equity values from that data. Also, for each analysis, show how the information from the analysis resulted in the multiples/values disclosed. Finally, apply this comment also to the disclosure relating to the BAS and JPMorgan presentations.

25.   Please explain the basis upon which Lehman Brothers determined that the ranges to be the most meaningful for the Comparable Transaction Analysis.

26.   Please describe the services provided by Lehman Brothers to each filing person and their affiliates and quantify the compensation received by Lehman Brothers for the past two years. Refer to Item 1015(b)(4) of Regulation M-A. Please apply this comment to BAS and JPMorgan also.

Summary of BAS and JPMorgan presentations to AIG, page 48

27.   Please tell us your basis for stating that the summary of these presentations is included "only for informational purposes." Alternatively, delete this disclaimer.

28.   Please explain the basis for the financial advisors to apply the multiples ranging from 11.0x to 13.0x and discount rates of 10%-12% in the Discounted Cash Flow Analysis.

29.   For each analysis presented, disclose what conclusions, if any, were reached by these financial advisors from the results obtained.

30.   Please explain the acronym "AOCI" used in the Selected Publicly Traded Companies Analysis. Also, please explain why book value per share was adjusted.

Interests of Certain Persons in the Merger, page 58

31.   Please describe the conflicts of interests to which you refer under the caption "company Directors" on page 58.

32.   Please clarify the method to be used to determine the value of AIG securities to be issued for company securities which vest following the first anniversary of the effective date of the present transaction.

33.   Please describe the terms and value of the "AIG performance units" and the "AIG senior partner units" referenced on page 60.

34.   Please provide a breakdown of the retention and severance payment for each individual named on page 61.

Federal Income Tax Consequences, page 63

35.   We note your statements that the discussion "is for general information only." Please delete these statements, as they imply that you are not responsible for the disclosure in your proxy statement.

Where You Can Find More Information, page 105

36.   Refer to the paragraph preceding the table on page 105. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions